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[INOVIO LETTERHEAD]

April 2, 2009

VIA EDGAR

Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20548-6010

  Re:
  Inovio Biomedical Corporation
  Amendment No. 1 to Form S-4
  Filed January 23, 2009
  File No. 333-156035

Dear Ms. Fisher:

        Inovio Biomedical Corporation ("Inovio" or the "Company") hereby transmits for filing Amendment No. 2 to its registration statement on Form S-4 filed December 10, 2008 ("Amendment No. 2"). Upon request, we will also forward to you via Federal Express courtesy copies of this letter and Amendment No. 2 (marked to show changes and additions from Amendment No. 1 to the Form S-4 filed January 23, 2009 (the "Amendment No. 1")). We have been advised that changes in Amendment No. 2 from Amendment No. 1, as submitted herewith in electronic format, have been tagged.

        The staff of the Securities and Exchange Commission (the "Staff") issued a comment letter, dated February 3, 2009, in respect of the above-referenced filing. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 2.

General

1.
Please refer to prior comment 1. We note you are aware of the updating requirements of Rule 8-05(b) of Regulation S-X and will update the registration statement to include update financial statement if not effective on or before February 17, 2009.

Response:    Due to the timing of the filing of Amendment No. 2, the amended registration statement includes updated financial statements from both parties beginning on page F-1.

2.
In this regard, please update your financial statements to reflect the adoption of the recently issued FASB pronouncements, SFAS 141(R) and SFAS 160, which were effective beginning after December 31, 2008 (i.e. January 1, 2009 for calendar year-end companies).

Response:    The financial statements included in Amendment No. 2 have been updated where appropriate to reflect the adoption of SFAS 141(R) and SFAS 160.

VGX Pharmaceuticals, Inc., page 164

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 172

Results of Operations for the Nine Months Ended September 30, 2008 Compared to the Nine Months Ended September 30, 2007, page 176

Liquidity and Capital Resources, page 182

3.
Please refer to prior comment 11. We note the revised disclosure regarding the several license agreements that VGX has entered into with various third parties. If any of these agreements have had or are expected to have a material impact on your results of operations or liquidity, Management Discussion and Analysis should describe and quantify the known or expected impact the agreement will have on your financial statements. Please revise or advise.

Response:    In response to the Staff's comment, VGX has revised the language in the Liquidity and Capital Resources section of VGX's Management's Discussion and Analysis, beginning on page 180 of Amendment No. 2, clarifying the impact of past and expected payments and receipts related to various license agreements.

VGX Pharmaceuticals Financial Statements for the Period Ended September 30, 2008, page F-104

Note 3. Discontinued Operations, page F-88

4.
We note that VGX sold their DNA plasmid manufacturing business to their affiliate, VGXI, Inc., a wholly-owned subsidiary of VGX International, in June 2008 and treated the sale as discontinued operations under SFAS 144. Please explain why you believe that the component qualifies for discontinued operations reporting under paragraph 42 of SFAS 144. In your response, please address the fact that (i) VGX owns approximately 30% of VGX International, the parent of VGXI, Inc. and will continue to accounts for their interest under the equity method; (ii) VGX entered into a license agreement with VGXI, whereby VGX will receive various milestone and royalty payments based on a percentage of sales; and (iii) in December 2008 VGX participated in a secondary offering of VGXI, which is due to close in the first quarter 2009. Note that any significant continuing involvement in the operations of the component after the disposal transaction would preclude discontinued operations reporting. Refer to the guidance in paragraph 42 of SFAS 144 and EITF 03-13 in your response.

Response:    In response to the Staff's comment, VGX has represented to the Company that it does have continuing involvement in the operations of the DNA plasmid manufacturing business after its sale to VGXI, Inc. through VGX's relationship with VGX International, the parent company of VGXI, Inc. Therefore, VGX's financial statements, beginning on page F-38 of Amendment No. 2, have been revised to reflect the operation of the DNA Plasmid manufacturing business as continuing operations rather than discontinued operations.

Stock-Based Compensation—VGX Pharmaceuticals, page F-113

5.
Please refer to prior comment 13. While we see that you have revised to disclose the terms of the re-pricing on page 188, please also revise to discuss in the footnotes to the financial statements, especially in light of the significant compensation expense recorded during the third quarter of fiscal 2008, or tell us why you such disclosure is not required.

Response:    In response to the Staff's comment, VGX has revised its financial statements, beginning on page F-38 of Amendment No. 2, to disclose further details of the stock option re-pricing completed in September 2008.

Note 9. Commitments, page F-122

6.
We note in response to our comment 17, you cite that recognizing grants as revenue, and not as an offset to research and development, is "supported by the provisions of SAB No. 104." Please explain why SAB 104 supports your accounting. For example, provide us with more details of the contract with DTRA, including the nature of the amounts paid to VGX under the agreement. Clarify if the amounts are intended to be reimbursements for expenses (regardless of when the amounts were remitted). Also, tell us who determines the nature of the research and development and if you are providing any service to DTRA.

Response:    VGX has represented to the Company that the DTRA contract "Novel Skin Micro-Electroporation for Improved Bio-Defense Vaccine Efficacy" was a one-year fixed price contract in the amount of $1,990,411 and indicated that the goal of this project was to demonstrate the effectiveness of novel DNA vaccines for Smallpox, a CDC category A pathogen delivered by skin micro-electroporation. VGX was tasked with meeting its objective within the budget agreed to between DTRA and VGX. Any cost overruns incurred while meeting the objectives of the contract were the responsibility of VGX.

SAB 104 states that revenue is generally recognized or realizable and earned when all four of the following criteria are met:

  1.
  Persuasive evidence of arrangement exists

  2.
  Delivery has occurred or services have been rendered

  3.
  Seller's price to the buyer is fixed or determinable

  4.
  Collectability is reasonably assured

In the case of the DTRA contract, a formal agreement was executed and signed by VGX and DTRA clearly stating the scope of work and the value of the project. Throughout the contract period, VGX provided interim data to update DTRA regarding its progress, and a final report was delivered upon completion, detailing the findings which outlined the applicability of DNA vaccines and skin electroporation as bio-defense tool. As the contract was a fixed-cost project, with any cost over-runs being the responsibility of VGX, the price was determinable from the outset of the arrangement. Finally, with the counterparty of the contract being a branch of the US Government and with the existence of a binding agreement, collectability was reasonably assured.

Revenues for this contract represent reimbursements for expenses incurred by VGX during the execution of this project. Revenues are recorded only after the completion of an audit approving VGX as an approved vendor, and once the vouchers for the incurred expenses were approved by DTRA and the payments were received.

7.
Please refer to prior comment 18. Significant related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S-X. Revise or tell us why such disclosure is not necessary.

Response:    In response to the Staff's comment, VGX has revised its financial statements to include additional disclosure with respect to related party transactions, including on the face of the financial statements (page F-38 of Amendment No. 2) and in a separate note to the financial statements, which discusses the material related party transactions (page F-58 of Amendment No. 2).

Unaudited Pro Forma Condensed Combined Financial Statements, page I-1

8.
Please update the purchase price allocation and related disclosures to reflect any preliminary valuations or other studies available as of the most recent practicable date. We note your revised disclosure that "amount preliminary allocated . . . may change significantly." We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded. Revise disclosure to clarify.

Response:    In response to the Staff's comments, the Company has revised its disclosure, beginning on Page I-2, to reflect preliminary valuations and other studies related to the purchase price allocation as of the most recent practicable date and to clarify Inovio is currently not aware of any probable material allocations or adjustments not reflected in the amounts preliminary allocated within the pro forma financial statements.

Note 1. Basis of Presentation, page I-7

9.
Please revise to reflect the adoption of SFAS 141(R) and SFAS 160, which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Response:    The financial statements included in Amendment No. 2 have been updated where appropriate to reflect the adoption of SFAS 141(R) and SFAS 160.

If you have any further comments or questions, please do not hesitate to contact the undersigned or the Company's counsel at the numbers provided on the cover of Amendment No. 2.

Sincerely,

Avtar Dhillon President and Chief Executive Officer Inovio Biomedical Corporation
Cc:
Dr. J. Joseph Kim, VGX Pharmaceuticals, Inc.

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